Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2024
Johannesburg, 19 February 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report attributable Group Mineral Resources and Mineral Reserves as at 31 December 2024.
The declared Mineral Resources and Mineral Reserves for the Group's managed operations and projects are the outcome of a detailed annual operational and life of mine (LoM) planning process and are indicative of the considerable underlying mineral assets base which supports sustainable, long-life production.
CEO, Neal Froneman commented: "We continue to grow and diversify our mineral asset portfolio in our preferred commodities. Our diversified portfolio, with its gold underpin, has demonstrated its value during these times of lower PGM prices. This also supports the Group while we build on the company's strategy of producing green metals that will play a critical role in future energy solutions.  In this regard, the 36.6% increase in attributable lithium Mineral Reserves at the Keliber lithium project, and the 20.8% copper Mineral Resource growth at the Mt Lyell copper project, are particularly pleasing."
This Mineral Resources and Mineral Reserves declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration, which will be available in the
Group Mineral Resources and Mineral Reserves Report. The report will be published on 25 April 2025 at
www.sibanyestillwater.com/news-investors/reports/annual/.
1.Salient features
•Stable 4E PGM Mineral Resources of 144.7Moz and Mineral Reserves of 28.1Moz (-0.2%) at our SA PGM
operations, which are positioned for profitability at current spot 4E PGM basket prices
–A highlight is the inclusion of the Siphumelele mechanised UG2 project Mineral  Reserves (0.8Moz), demonstrating the value being unlocked through the acquisition of Anglo American Platinum's 50%
interest in the Kroondal operations
•2E PGM Mineral Resources of 55.9Moz (-2.3%) and Mineral Reserves of 19.0Moz (-27.8%) at our US PGM
operations
–Sustained low 2E PGM spot prices during the year has necessitated an operational restructuring as well as a strategic shift in extraction strategy at the US PGM operations. In combination with a lower 2E LoM basket price assumption, this has impacted the operation’s Mineral Resources and Reserves
•Gold Mineral Resources of 36.9Moz (-0.7%) and Mineral Reserves of 10.0Moz (-8.0%) at our SA gold operations and projects (including DRDGOLD)
–The reduction in Reserves is largely driven by depletion and geological changes at Driefontein
•A 36.6% increase in attributable lithium Mineral Reserves to 248kt of lithium carbonate equivalent (LCE)
–Informed by an updated Mineral Reserve estimate at the Keliber lithium project in Finland
–The new open pit LoM is now 18 years, with first lithium hydroxide production due in early 2026
•Zinc Mineral Resources of 1,252Mlb (unchanged) and Mineral Reserves of 1,218Mlb (-29.4%)
–Informed by the depletion of the tailings Mineral Reserve at the Century operation
•Copper Mineral Resources of 17,604Mlb (+116%)
–At the Mt Lyell copper project in Tasmania, Australia, an update to the Mineral Resource estimate has added 335Mlb of contained copper
–At the Altar project in Argentina, an update to the Mineral Resource estimate added 9,106Mlb of attributable copper Mineral Resources
•Uranium (U3O8) Mineral Resources of 59Mlb, unchanged year-on-year
–This excludes the pending completion of the Beisa (27Mlb) sales transaction with Neo Energy Metals Ltd
(Neo), expected to close in early 2026, in exchange for R250m in cash and R250m in shares (40%) in Neo

2.Group overview

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
PGM			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Operations	Measured	16.3	14.1	7.4	7.4	21.1	11.5	7.8	7.8
		Indicated	18.8	12.4	7.5	7.5	19.3	9.2	5.7	5.7
		Measured + Indicated	35.1	13.2	14.8	14.8	40.4	10.4	13.5	13.5
		Inferred	91.2	14.0	41.1	41.1	113.8	11.9	43.7	43.7
	Exploration	Measured	22.0	0.8	0.6	4.1	22.1	0.8	0.6	4.1
		Indicated	10.0	0.6	0.2	1.3	10.0	0.6	0.2	1.3
		Measured + Indicated	31.9	0.7	0.7	5.4	32.1	0.7	0.7	5.4
		Inferred	4.0	0.5	0.1	0.4	4.0	0.5	0.1	0.4
Southern Africa²	Operations	Measured	329.2	4.0	41.9	56.0	262.0	4.6	38.8	52.4
		Indicated	538.8	4.1	70.3	89.4	534.3	4.1	70.9	90.1
		Measured + Indicated	868.1	4.0	112.2	145.5	796.4	4.3	109.7	142.5
		Inferred	236.9	4.3	32.5	41.8	240.9	4.5	34.9	44.5
	Exploration	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	244.5	4.1	32.5	45.1	244.5	4.1	32.5	45.1
		Measured + Indicated	246.2	4.1	32.7	45.4	246.2	4.1	32.7	45.4
		Inferred	158.8	3.7	18.8	26.2	158.8	3.7	18.8	26.2
Total Measured + Indicated			1,181.4	4.2	160.5	211.1	1,115.0	4.4	156.7	206.9
Grand total			1,672.3	4.7	253.0	320.6	1,632.5	4.8	254.2	321.7

			Attributable			100%	Attributable			100%
GOLD			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Operations	Measured	234.3	2.3	17.2	17.8	242.7	2.2	17.1	17.8
		Indicated	276.8	1.4	12.1	13.7	286.9	1.4	12.5	14.1
		Measured + Indicated	511.2	1.8	29.3	31.5	529.7	1.7	29.6	31.9
		Inferred	21.9	2.9	2.0	2.1	22.7	2.6	1.9	2.0
	Development	Measured	0.4	4.6	0.1	0.1	0.4	4.4	0.1	0.1
		Indicated	10.5	4.8	1.6	1.6	10.9	4.4	1.6	1.6
		Measured + Indicated	10.9	4.8	1.7	1.7	11.4	4.4	1.6	1.6
		Inferred	27.8	4.3	3.9	3.9	29.3	4.3	4.1	4.1
	Exploration	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Australia	Exploration	Measured	3.7	0.2	0.03	0.03	3.7	0.2	—	—
		Indicated	71.5	0.3	0.6	0.6	51.4	0.3	0.4	0.4
		Measured + Indicated	75.2	0.3	0.6	0.6	55.1	0.2	0.4	0.4
		Inferred	11.3	0.3	0.1	0.1	24.3	0.1	0.1	0.1
Americas	Exploration	Measured	409.2	0.1	1.4	3.1	332.1	0.1	1.2	2.8
		Indicated	797.8	0.1	1.4	3.0	292.1	0.1	0.8	1.7
		Measured + Indicated	1,207.0	0.1	2.8	6.1	624.2	0.1	2.0	4.4
		Inferred	595.5	—	0.8	1.8	96.5	0.1	0.2	0.5
Total Measured + Indicated			1,848.4	0.7	40.8	46.3	1,264.5	1.0	40.0	44.8
Grand total			2,508.9	0.6	48.1	54.6	1,441.3	1.0	46.7	51.8

			Attributable				100%	Attributable				100%
LITHIUM³			Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Europe	Development	Measured	0.5	0.58	1.26	15	18	0.4	0.58	1.25	12	15
		Indicated	2.9	0.55	1.19	86	108	3.5	0.56	1.20	103	129
		Measured + Indicated	3.4	0.56	1.20	101	126	3.9	0.56	1.20	115	144
		Inferred	4.5	0.51	1.10	122	153	3.6	0.50	1.07	94	118
Americas	Exploration	Measured	4.6	0.18	0.40	45	734	3.0	0.17	0.37	28	403
		Indicated	11.3	0.17	0.36	102	1,645	17.3	0.17	0.37	160	2,317
		Measured + Indicated	16.0	0.17	0.37	147	2,379	20.4	0.17	0.37	188	2,720
		Inferred	5.8	0.18	0.38	54	874	4.5	0.18	0.39	44	630
Total Measured + Indicated			19.4	0.24	0.52	248	2,505	24.2	0.24	0.51	303	2,864
Grand total			29.6	0.27	0.58	424	3,532	32.3	0.26	0.55	440	3,612

			Attributable			100%	Attributable			100%
URANIUM			Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Southern Africa	Exploration	Measured	63.8	0.24	33.2	41.0	63.8	0.24	33.2	41.0
		Indicated	47.5	0.25	25.9	28.3	47.5	0.25	25.9	28.3
		Measured + Indicated	111.4	0.24	59.1	69.3	111.4	0.24	59.1	69.3
		Inferred	0.04	1.10	0.1	0.1	0.04	1.10	0.1	0.1
Grand total			111.4	0.24	59.2	69.4	111.4	0.24	59.2	69.4

			Attributable			100%	Attributable			100%
COPPER			Tonnes	Grade	Copper	Copper	Tonnes	Grade	Copper	Copper
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	Exploration	Measured	3.7	0.93	77	77	3.7	0.89	73	73
		Indicated	75.1	0.96	1,597	1,597	51.4	0.91	1,036	1,036
		Measured + Indicated	78.8	0.96	1,674	1,674	55.1	0.91	1,108	1,108
		Inferred	14.2	0.86	271	271	24.3	0.94	501	501
Americas	Exploration	Measured	409.2	0.41	3,684	8,087	332.1	0.42	3,062	6,807
		Indicated	797.8	0.41	7,176	15,012	292.1	0.41	2,622	5,643
		Measured + Indicated	1,207.0	0.41	10,859	23,099	624.2	0.41	5,683	12,450
		Inferred	595.5	0.37	4,800	9,976	96.5	0.41	871	1,893
Total Measured + Indicated			1,285.8	0.44	12,533	24,773	679.3	0.45	6,792	13,558
Grand total			1,895.6	0.42	17,604	35,020	800.2	0.46	8,163	15,952

			Attributable			100%	Attributable			100%
ZINC			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	Exploration	Measured	1.0	4.80	106	106	1.0	4.80	106	106
		Indicated	8.9	5.66	1,111	1,111	8.9	5.66	1,111	1,111
		Measured + Indicated	9.9	5.58	1,217	1,217	9.9	5.58	1,217	1,217
		Inferred	0.6	2.67	35	35	0.6	2.67	35	35
Grand total			10.5	5.41	1,252	1,252	10.5	5.41	1,252	1,252
Note: Mineral Resources are reported on an attributable basis, and metal content is additionally stated on a 100% ownership basis
1For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3For the Lithium Mineral Resources, Li (%) was derived from Li2O by dividing by a factor of 2.153. LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88

Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
PGM			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Operation	Proven	9.5	13.1	4.0	4.0	10.9	13.5	4.8	4.8
		Probable	35.1	13.3	15.0	15.0	49.5	13.6	21.5	21.5
		Proven + Probable	44.5	13.3	19.0	19.0	60.4	13.5	26.3	26.3
Southern Africa²	Operation	Proven	115.3	3.5	13.0	18.0	113.2	3.5	12.9	17.8
		Probable	147.2	3.2	15.1	18.9	132.8	3.6	15.3	19.3
		Proven + Probable	262.5	3.3	28.1	37.0	246.0	3.6	28.1	37.1
Grand total Proven + Probable			307.1	4.8	47.1	56.0	306.4	5.5	54.5	63.4

			Attributable			100%	Attributable			100%
GOLD			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Operation	Proven	197.9	0.8	4.9	6.7	211.8	0.8	5.4	7.3
		Probable	119.6	0.7	2.6	3.5	124.2	0.8	3.0	3.9
		Proven + Probable	317.5	0.7	7.5	10.2	336.0	0.8	8.4	11.2
	Development	Proven	—	—	—	—	—	—	—	—
		Probable	20.0	4.0	2.5	2.5	19.8	4.0	2.5	2.5
		Proven + Probable	20.0	4.0	2.5	2.5	19.8	4.0	2.5	2.5
Grand total Proven + Probable			337.4	0.9	10.0	12.7	355.8	1.0	10.9	13.7

			Attributable				100%	Attributable				100%
LITHIUM³			Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Europe	Development	Proven	3.5	0.51	1.09	93	117	3.1	0.48	1.04	80	101
		Probable	6.9	0.42	0.91	155	195	4.6	0.42	0.90	102	127
Grand total Proven + Probable			10.3	0.45	0.97	248	311	7.7	0.44	0.96	182	228

			Attributable			100%	Attributable			100%
ZINC			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	Operation	Proven	18.7	2.95	1,218	1,218	26.1	3.00	1,726	1,726
		Probable	—	—	—	—	—	—	—	—
Grand total Proven + Probable			18.7	2.95	1,218	1,218	26.1	3.00	1,726	1,726
Note: Mineral Reserves are reported on an attributable basis, and metal content is additionally stated on a 100% ownership basis
1For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3For the Lithium Mineral Reserves, Li (%) was derived from Li2O by dividing by a factor of 2.153. LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88
3.About our disclosure and related assumptions
The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) rules and guidelines for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. This specific disclosure is in compliance with the SEC rules, while the
JSE compliant version can be located at https://www.sibanyestillwater.com/download/reserves-resources-
dec2024-jse.
Forward looking prices, based on extensive market research, are used in the Mineral Resources and Mineral
Reserves estimations. Price assumptions for Mineral Resources focus on longer timeframes and are based on moderately higher prices than for Mineral Reserves, demonstrating their reasonable prospects for economic extraction and ore-body flexibility. The commodity prices used in the estimation of Mineral Resources and
Mineral Reserves at non-managed entities, over which we don’t have control, are provided in the notes to the relevant tables.
Given the decline in the PGM markets, we have adjusted our palladium and rhodium price outlook downwards. We now forecast palladium at US$1,150/oz (2023: US$1,250) and rhodium at US$4,500/oz (2023:
US$6,000). The long-term outlook of US$1,250/oz for platinum is maintained based on expected mine depletion, which will lower supply, and the expected realisation of hydrogen demand.
The ongoing global polarisation and the increased associated risk, as evidenced by the wars in Ukraine and the Middle East, has continued to drive gold prices higher. Combined with lingering above-average inflation levels, we have seen a new structural floor develop for gold. At our leveraged South African gold operations, we have considered the most recent bank consensus forward-looking prices (Years 2025-2028) for Mineral
Reserves estimation, before reverting to a higher but still conservative long-term outlook of US$1,750/oz (2023:
US$1,650).

Regarding base metals, we have revised our longer-term price outlooks for chrome ore and uranium. Over the past year we have seen sustained +40% chromium oxide (Cr2O3) UG2 concentrate prices well above US$200/t and, in line with bank consensus, we have adjusted our long-term price to US$230/tonne. The structural support for a sustained uranium market rally continues to grow, underpinned by the growing recognition of uranium as a source of green energy and as a crucial contributor to the global decarbonisation requirements in future. As a result, we have adjusted our view of the long-term contract price to US$63/lb. This bodes well for the future of the Cooke tailings storage facility (TSF) uranium project, which is undergoing a feasibility study (FS).
For the Keliber lithium project, where we have comprehensively updated the Mineral Reserve estimate via detailed new pit designs, we have taken cognizance of the weaker current, short term outlook and have considered a Li price of ~US$20,000/t lithium hydroxide monohydrate (LiOH.H2O).
The exchange rates applied for the South African Mineral Resources and Mineral Reserves calculations as at 31
December 2024 is ZAR18.24:US$ (up from ZAR17.00:US$ at end 2023), reflecting the continuing deteriorating long-term ZAR:US$ outlook. Other rates applied are US$1.12:EUR, ZAR19.80:EUR and US$0.71:AUD.
2024 price decks for managed Mineral Resources & Mineral Reserves (excluding SA gold Mineral Reserves)

	31 Dec 2024						31 Dec 2023
	MINERAL RESOURCES			MINERAL RESERVES			MINERAL RESERVES
Precious metals	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg
Gold[1]	2,000	36,480	1,172,858	1,750	31,920	1,026,251	1,650	28,050	901,828
Platinum	1,350	24,624	791,679	1,250	22,800	733,036	1,250	21,250	683,203
Palladium	1,350	24,624	791,679	1,150	20,976	674,394	1,250	21,250	683,203
Rhodium	5,000	91,200	2,932,146	4,500	82,080	2,638,931	6,000	102,000	3,279,374
Iridium	6,500	118,560	3,811,790	5,500	100,320	3,225,360	2,500	42,500	1,366,406
Ruthenium	450	8,208	263,893	400	7,296	234,572	300	5,100	163,969
Base metals	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne
Nickel	8.50	18,750	342,000	8.00	17,640	321,754	7.35	16,200	275,400
Copper	4.54	10,000	182,400	4.06	8,950	163,248	4.06	8,950	152,150
Cobalt	25.00	55,116	1,005,307	22.00	48,502	884,670	22.00	48,502	824,528
Zinc	1.30	2,866	52,276	1.15	2,535	46,244	1.15	2,535	43,100
Uranium oxide (U3O8)[2]	80.00	176,370	3,216,982	63.00	138,891	2,533,373	50.00	110,231	1,873,927
Chromium oxide (Cr₂O₃), (40.5% UG2 concentrate)[2]	0.11	250	4,560	0.10	230	4,195	0.09	200	3,400
Lithium hydroxide	15.88	35,000	638,400	9.07	20,000	364,800	14.51	32,000	544,000
1 Long term (2029 onwards)
2 Long term contract prices
Sibanye-Stillwater 2024 price deck for Mineral Reserves at managed gold operations.

	2025	2026	2027	2028	Long Term
(US$/oz)	2,068	1,958	1,921	1,905	1,750
(R/kg)	1,212,602	1,148,474	1,126,775	1,117,183	1,026,251

4.Group Mineral Resources and Mineral Reserves per geographical region & commodity
4.1. Americas
4.1.1. Platinum group metals (PGM)
4.1.1.1. US PGM  operations
•Total 2E PGM Mineral Resources of 55.9Moz, a year-on-year decrease of -2.3%
•Total 2E PGM Mineral Reserves of 19.0Moz, a year-on-year decrease of -27.8%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
PGM	Americas		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Measured	16.3	14.1	7.4	7.4	21.1	11.5	7.8	7.8
	East Boulder	Indicated	18.8	12.4	7.5	7.5	19.3	9.2	5.7	5.7
		Measured + Indicated	35.1	13.2	14.8	14.8	40.4	10.4	13.5	13.5
		Inferred	91.2	14.0	41.1	41.1	113.8	11.9	43.7	43.7
Grand total			126.3	13.8	55.9	55.9	154.2	11.5	57.2	57.2

PGM Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
PGM	Americas		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Proven	9.5	13.1	4.0	4.0	10.9	13.5	4.8	4.8
	East Boulder	Probable	35.1	13.3	15.0	15.0	49.5	13.6	21.5	21.5
Grand total Proven + Probable			44.5	13.3	19.0	19.0	60.4	13.5	26.3	26.3
2E PGM = Pt (22%) + Pd (78%)
The year-on-year change in Mineral Resources
were primarily driven by a change in cut-off grade,
impacted by a lower Pd price and increased costs,
with a lessor contribution by an adjustment in
estimation methodology.
On the Mineral Reserves, the sustained low 2E PGM
spot prices during the year necessitated an
operational restructuring and strategic review. At
Stillwater mine, Stillwater West was placed on care
and maintenance. Strategically, the mine
extraction strategies pivoted towards conserving
capital and retaining optionally at both operations.
This, combined with a lower 2E PGM LoM basket
price assumption, has impacted the operation’s
Mineral Reserves.
A detailed reconciliation of the 2023 to 2024 US
PGM operations Mineral Reserves is shown in the
adjacent table.
US PGM operations – Mineral Reserves reconciliation

Factors	2E PGM (Moz)
31 Dec 2023	26.3
Depletion	-0.5
Post depletion	25.8
Area inclusions/exclusions	-0.2
Geological interpretation	0.1
Estimation methodology	-0.4
Economic valuation	-5.5
Modifying factors	-0.8
31 Dec 2024	19.0
4.1.1.2. US PGM - Marathon exploration project
•Total 2E PGM Mineral Resources of 0.8Moz, a year-on-year decrease of -0.4%

PGM Mineral Resources
			31 Dec 2024					31 Dec 2023
PGM	Americas		Tonnes	PGM	PGM	Copper	Copper	Tonnes	PGM	PGM	Copper	Copper
			(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Exploration	Marathon¹	Measured	22.0	0.8	0.6	0.20	99	22.1	0.8	0.6	0.20	99
		Indicated	10.0	0.6	0.2	0.22	48	10.0	0.6	0.2	0.22	49
		Measured + Indicated	31.9	0.7	0.7	0.21	147	32.1	0.7	0.7	0.21	148
		Inferred	4.0	0.5	0.1	0.23	20	4.0	0.5	0.1	0.23	20
Grand total			35.9	0.7	0.8	0.21	167	36.0	0.7	0.8	0.21	167
113.85% Attributable, non-managed, excluding gold and silver by-products which are not considered economically material. Reported within an optimised pit shell at a cut-off net smelter royalties (NSR) value of C$13/t (Marathon), and C$15/t (Geordie and Sally). Based on
US$ metal prices of US$1,100/oz for palladium, US$900/oz for platinum, US$3/lb for copper, US$1,300/oz for gold and US$16/oz for silver and
US$:C$ of 0.77. The NSR estimates for the project use flotation recoveries of 93% for copper, 82% for palladium, 80% for platinum, 80% for gold, 75% for silver and smelter payables of 96% for copper, 93% for palladium, 88% for platinum, 90% for gold and 90% for silver. The open-
pit optimisation used a mining cost of C$2/t, combined processing, general and administration and off-site concentrate costs of C$15/t and pit slopes of 50º
The Mineral Resource estimate for the Marathon project in Canada has remained unchanged during 2024. The
Group's shareholding in Generation Mining Ltd. changed from 13.9% to 13.85% during the year, resulting in the associated decrease in attributable Mineral Resources.
4.1.2. Battery metals
4.1.2.1.Rhyolite Ridge lithium exploration project
•Total LCE Mineral Resources of 201 kt, a year-on-year decrease of -13.0%

Lithium Mineral Resources
			31 Dec 2024					31 Dec 2023
LITHIUM	Americas		Tonnes	Li	LCE	H₃BO₃	H₃BO₃	Tonnes	Li	LCE	H₃BO₃	H₃BO₃
			(Mt)	(%)	(kt)	(%)	(kt)	(Mt)	(%)	(kt)	(%)	(kt)
Exploration	Rhyolite Ridge¹	Measured	4.6	0.18	45	5.2	243	3.0	0.17	28	8.2	248
		Indicated	11.3	0.17	102	3.3	377	17.3	0.17	160	3.4	595
		Measured + Indicated	16.0	0.17	147	3.9	619	20.4	0.17	188	4.1	843
		Inferred	5.8	0.18	54	3.0	174	4.5	0.18	44	2.8	128
Grand total			21.8	0.17	201	3.6	793	24.9	0.17	232	3.9	971
1 6.19% attributable, non-managed. Contained within a conceptual pit shell, using a 5,000ppm boron cut-off grade for high boron – high lithium mineralisation and 1,090ppm lithium cut-off grade for low boron mineralisation, and based on a boric acid price of US$1,016.67/t and a lithium carbonate sales price of US$17,868.50/t
The Group has an agreement with Ioneer Limited to establish a 50:50 JV with respect to the Rhyolite Ridge project in Nevada, subject to the satisfaction of all conditions precedent. On 25 October 2024, a positive
Record of Decision (ROD) was issued by the US Bureau of Land Management, completing a major US Federal permitting step and advancing the project toward a construction decision. The Group is currently reviewing
Ioneer's updated studies, one of several outstanding conditions precedent, in order to inform a final investment decision.
During April 2024, Ioneer announced an updated Mineral Resource estimate for the South Basin at the project, showing a slight reduction in total content, but a significant improvement in the proportion of Measured and
Indicated Resources. Accordingly, the Group's attributable Mineral Resources have been adjusted based on its
6.19% listed-level investment in Ioneer.
4.1.2.2. Altar copper exploration project
•Total copper Mineral Resources of 15,492Mlb, a year-on-year increase of 115.6%

Copper Mineral Resources
			31 Dec 2024					31 Dec 2023
COPPER	Americas		Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
			(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Exploration	Altar¹	Measured	387.2	0.42	3,585	0.1	1.3	310.1	0.43	2,963	0.1	1.2
		Indicated	787.8	0.41	7,127	0.1	1.4	282.1	0.41	2,573	0.1	0.7
		Measured + Indicated	1,175.1	0.41	10,712	0.1	2.7	592.2	0.42	5,536	0.1	1.9
		Inferred	591.6	0.37	4,780	0.04	0.8	92.6	0.42	851	0.1	0.2
Grand total			1,766.6	0.40	15,492	0.1	3.6	684.7	0.42	6,386	0.1	2.1
148.61% Attributable, non-managed. Contained within a conceptual pit shell, using cut-off grades based on a net smelter return (NSR) and metal prices of $3.75/lb copper, $1,800/oz gold, $23.00/oz silver
After successful exploration drilling, Aldebaran Resources, the project manager, published an updated Mineral
Resource estimate on 25 November 2024. The new estimate totals Measured & Indicated Mineral Resources of
2.40 billion tonnes, with grades of 0.42% copper, 0.07 g/t gold, 1.22 g/t silver, and 42 g/t molybdenum.
As at 31 December 2024, Aldebaran has given notice that they have crossed the threshold to acquire an 80%
interest in the Altar project from Sibanye-Stillwater (up from 60% as at 31 December 2023), pending final audited financials. This is expected to become official during early 2025, and until such time the attributable reporting remains based on a 40% project level interest and a 14.34% direct corporate level interest for a combined 48.61% attributable interest.

4.2. Southern Africa
4.2.1. Platinum group metals
4.2.1.1. SA PGM operations
•Total 4E PGM Mineral Resources of 144.7Moz, a year-on-year increase of +0.04%
•Total 4E PGM Mineral Reserves of 28.1Moz, a year-on-year decrease of -0.2%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Measured	48.3	4.7	7.3	9.0	44.9	3.9	5.6	6.9
		Indicated	441.4	3.8	54.5	67.6	436.2	3.9	54.9	68.1
		Measured + Indicated	489.6	3.9	61.8	76.6	481.1	3.9	60.5	75.0
		Inferred	211.5	4.3	29.0	35.9	200.3	4.4	28.6	35.4
	Rustenburg²	Measured	170.8	5.1	28.0	37.8	174.9	5.1	28.6	38.7
		Indicated	84.4	5.3	14.3	19.4	85.0	5.3	14.6	19.5
		Measured + Indicated	255.3	5.2	42.3	57.2	259.8	5.2	43.2	58.2
		Inferred	10.9	5.6	2.0	2.6	26.1	5.7	4.8	5.9
	Kroondal³	Measured	93.1	1.6	4.8	5.5	25.3	3.3	2.7	3.1
		Indicated	4.8	3.3	0.5	0.6	4.8	3.3	0.5	0.6
		Measured + Indicated	97.9	1.7	5.3	6.1	30.2	3.3	3.2	3.7
		Inferred	—	—	—	—	—	—	—	—
	Mimosa⁴	Measured	17.1	3.4	1.9	3.8	16.9	3.4	1.9	3.7
		Indicated	8.2	3.6	0.9	1.9	8.3	3.6	1.0	1.9
		Measured + Indicated	25.3	3.5	2.8	5.6	25.3	3.5	2.8	5.6
		Inferred	14.5	3.4	1.6	3.2	14.4	3.4	1.6	3.2
Total Measured + Indicated			868.1	4.0	112.2	145.5	796.4	4.3	109.7	142.5
Grand total			1,105.0	4.1	144.7	187.2	1,037.2	4.3	144.6	187.0

PGM Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Proven	17.7	3.9	2.2	2.7	19.8	3.9	2.5	3.1
		Probable	125.8	3.4	13.9	17.3	111.5	3.9	14.0	17.4
		Proven + Probable	143.5	3.5	16.1	20.0	131.4	3.9	16.5	20.4
	Rustenburg²	Proven	76.6	3.6	8.8	11.9	72.9	3.6	8.4	11.4
		Probable	19.9	1.6	1.0	1.4	17.9	1.6	0.9	1.2
		Proven + Probable	96.5	3.2	9.8	13.2	90.9	3.2	9.3	12.6
	Kroondal³	Proven	9.1	2.5	0.7	0.8	9.1	2.5	0.7	0.8
		Probable	—	—	—	—	—	—	—	—
		Proven + Probable	9.1	2.5	0.7	0.8	9.1	2.5	0.7	0.8
	Mimosa⁴	Proven	12.0	3.4	1.3	2.6	11.3	3.5	1.3	2.6
		Probable	1.4	3.3	0.2	0.3	3.3	3.3	0.4	0.7
		Proven + Probable	13.5	3.4	1.5	2.9	14.6	3.5	1.6	3.3
Grand total Proven + Probable			262.5	3.3	28.1	37.0	246.0	3.6	28.1	37.1
180.64% Attributable, managed; 274% Attributable with Hoedspruit 86.35%, managed; 387% Attributable, managed; 450% Attributable, non-
managed
Mineral Resources were positively impacted by the
inclusion of TSF Resources at Marikana (+1.8Moz)
and Kroondal (+2.1Moz). These increases were
offset by conversion to Reserves (1.9Moz), the
exclusion of the Hoedspruit project area due to
economic considerations (-3.8Moz), and general
adjustments related to geological losses and the
incorporation of new data (-1.1Moz).
The Siphumelele mechanised UG2 project, for
which a FS has been completed and which is
expected to enter construction during 2025,  has
been included in the Mineral Reserves for the first
time (+0.8Moz). This project, which will exploit
synergies between the  Kroondal and Rustenburg
operations, demonstrates the value being unlocked
through the acquisition of Anglo American
Platinum's 50% interest in the Kroondal operations.
Other notable changes to Mineral Reserves relates
to design changes at K3 shaft (Marikana, +0.3Moz),
adjustments in extraction strategy at Rowland shaft
(Marikana, -0.4Moz), geotechnical design changes
at K4 shaft (Marikana, -0.3Moz), and the inclusion of
the Shallows area at Kwezi shaft (Kroondal,
+0.1Moz).
A detailed reconciliation of the 2023 to 2024 SA
PGM operations Mineral Reserves is shown in the
table below.

SA PGM operations – Mineral Reserves reconciliation

Factors	4E PGM (Moz)
31 Dec 2023	28.1
Depletion	-1.8
Post depletion	26.3
Area inclusions/exclusions	0.8
Boundary changes	-0.01
Geological interpretation	-0.1
Estimation methodology	0.3
Economic valuation	0.8
Modifying factors	-0.03
31 Dec 2024	28.1
4.2.1.2. SA PGM exploration projects
•Total 4E PGM Mineral Resources of 51.5Moz, unchanged year-on-year

PGM Mineral Resources
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	Akanani¹	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Inferred	87.9	3.4	9.6	12.0	87.9	3.4	9.6	12.0
	Limpopo²	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	80.0	4.1	10.5	17.6	80.0	4.1	10.5	17.6
		Measured + Indicated	81.7	4.1	10.7	17.9	81.7	4.1	10.7	17.9
		Inferred	70.9	4.0	9.2	14.2	70.9	4.0	9.2	14.2
Total Measured + Indicated			246.2	4.1	32.7	45.4	246.2	4.1	32.7	45.4
Grand total			405.0	4.0	51.5	71.6	405.0	4.0	51.5	71.6
180.13% Attributable, managed, 2Attributable for Baobab and Doornvlei (80.64%), and Dwaalkop (40.32%)

4.2.2. Gold
4.2.2.1 SA gold operations
•Total gold Mineral Resources of 31.3Moz, a year-on-year decrease of -0.4%
•Total gold Mineral Reserves of 7.5Moz, a year-on-year decrease of -10.6%

Gold Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Measured	22.5	11.4	8.2	8.2	26.7	9.6	8.2	8.2
		Indicated	22.1	6.4	4.5	4.5	24.5	5.5	4.3	4.3
		Measured + Indicated	44.7	8.9	12.8	12.8	51.2	7.6	12.5	12.5
		Inferred	6.2	5.3	1.0	1.0	7.0	4.5	1.0	1.0
	Driefontein	Measured	13.4	11.1	4.8	4.8	15.6	9.1	4.6	4.6
		Indicated	8.0	8.2	2.1	2.1	10.3	7.6	2.5	2.5
		Measured + Indicated	21.4	10.0	6.9	6.9	25.9	8.5	7.1	7.1
		Inferred	3.3	6.2	0.7	0.7	4.5	5.0	0.7	0.7
	Beatrix	Measured	14.7	5.6	2.6	2.6	16.2	5.3	2.8	2.8
		Indicated	22.3	5.0	3.6	3.6	23.8	5.0	3.8	3.8
		Measured + Indicated	37.0	5.3	6.3	6.3	40.0	5.1	6.6	6.6
		Inferred	1.7	4.9	0.3	0.3	0.5	4.0	0.1	0.1
	Cooke¹	Measured	150.6	0.3	1.2	1.6	150.8	0.3	1.2	1.6
		Indicated	40.8	0.3	0.4	0.5	40.1	0.3	0.4	0.5
		Measured + Indicated	191.3	0.3	1.6	2.2	191.0	0.3	1.6	2.2
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD²	Measured	33.2	0.3	0.3	0.6	33.4	0.3	0.3	0.6
		Indicated	183.6	0.2	1.4	2.9	188.2	0.2	1.5	3.0
		Measured + Indicated	216.7	0.2	1.7	3.4	221.6	0.3	1.8	3.6
		Inferred	10.7	0.2	0.1	0.2	10.7	0.2	0.1	0.2
Total Measured + Indicated			511.2	1.8	29.3	31.5	529.7	1.7	29.6	31.9
Grand total			533.0	1.8	31.3	33.6	552.4	1.8	31.5	33.9

Gold Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Proven	6.6	5.8	1.2	1.2	7.6	5.1	1.3	1.3
		Probable	2.4	5.2	0.4	0.4	3.2	5.6	0.6	0.6
		Proven + Probable	8.9	5.6	1.6	1.6	10.8	5.3	1.8	1.8
	Driefontein	Proven	5.6	6.9	1.2	1.2	5.6	8.7	1.6	1.6
		Probable	5.4	6.8	1.2	1.2	6.0	7.1	1.4	1.4
		Proven + Probable	11.0	6.8	2.4	2.4	11.6	7.9	2.9	2.9
	Beatrix	Proven	4.6	3.9	0.6	0.6	4.7	3.5	0.5	0.5
		Probable	1.4	2.6	0.1	0.1	1.2	3.5	0.1	0.1
		Proven + Probable	6.0	3.6	0.7	0.7	5.9	3.5	0.7	0.7
	Cooke¹	Proven	—	—	—	—	—	—	—	—
		Probable	5.4	0.3	0.04	0.1	8.8	0.3	0.1	0.1
		Proven + Probable	5.4	0.3	0.04	0.1	8.8	0.3	0.1	0.1
	DRDGOLD²	Proven	181.1	0.3	1.8	3.6	193.8	0.3	2.0	4.0
		Probable	105.0	0.3	0.9	1.7	105.1	0.3	0.9	1.7
		Proven + Probable	286.1	0.3	2.7	5.4	298.9	0.3	2.9	5.7
Grand total Proven + Probable			317.5	0.7	7.5	10.2	336.0	0.8	8.4	11.2
176% Attributable, managed, 250.23% Attributable, non-managed. Based on a gold price of ZAR1,170,587/kg
At the Driefontein operation, new geological data
has led to a re-interpretation of the Ventersdorp
Contact Reef (VCR) facies and structural models,
which impacted the Mineral Resource estimate,
offset by a decrease in Reserves due to economic
considerations (0.2Moz).
At Driefontein, the exclusion of areas due to rock
engineering constraints led to a (-0.3Moz) decrease
in Mineral Reserves. This was offset by area
inclusions at Kloof and Beatrix (+0.3Moz). Notably,
the Beatrix Mineral Reserve has remained stable,
despite depletion, through the conversion of pillar
Mineral Resources to Mineral Reserves. This has
added one year to the Beatrix LoM, which remains
at 4 years.
SA gold operations – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 Dec 2023	8.4
Depletion	-0.7
Post depletion	7.7
Area inclusions/exclusions	0.01
Geological interpretation	-0.1
Economic parameters	-0.1
31 Dec 2024	7.5

4.2.2.2. SA gold - Burnstone development project
•Total gold Mineral Resources of 5.5Moz, a year-on-year decrease of -2.3%
•Total gold Mineral Reserves of 2.5Moz,  effectively unchanged year-on-year

Gold Mineral Resources Exclusive of Mineral Reserves
			Attributable				Attributable
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Measured	0.4	4.6	0.1	0.1	0.4	4.4	0.1	0.1
		Indicated	10.5	4.8	1.6	1.6	10.9	4.4	1.6	1.6
		Measured + Indicated	10.9	4.8	1.7	1.7	11.4	4.4	1.6	1.6
		Inferred	27.8	4.3	3.9	3.9	29.3	4.3	4.1	4.1
Grand total			38.7	4.5	5.5	5.5	40.7	4.3	5.7	5.7

Gold Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Proven	—	—	—	—	—	—	—	—
		Probable	20.0	4.0	2.5	2.5	19.8	4.0	2.5	2.5
Grand total Proven + Probable			20.0	4.0	2.5	2.5	19.8	4.0	2.5	2.5
The minor change in Mineral Resources relates to
the inclusion of new geological data gathered. The
construction of the Burnstone development project
has temporarily been deferred, aligned with group
capital allocation policy.
SA gold development – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 Dec 2023	2.5
Area inclusions/exclusions	0.02
31 Dec 2024	2.5
4.2.2.3. SA gold - Southern Free State (SOFS) exploration project
•Total gold Mineral Resources of 6.9Moz, unchanged year-on-year

Gold Mineral Resources
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Grand total			48.1	4.4	6.9	6.9	48.1	4.4	6.9	6.9
The SOFS project in the Free State, adjacent to our Beatrix mining right, remains a fully mining permitted development option.
4.2.3. Uranium exploration projects
•Total uranium oxide(U3O8) Mineral Resources of 59.2Mlb, unchanged year-on-year

Uranium Mineral Resources
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
URANIUM	Southern Africa		Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Exploration	Beatrix (Beisa)	Measured	3.6	1.09	8.5	8.5	3.6	1.09	8.5	8.5
		Indicated	7.8	1.07	18.3	18.3	7.8	1.07	18.3	18.3
		Measured + Indicated	11.4	1.07	26.9	26.9	11.4	1.07	26.9	26.9
		Inferred	—	1.10	0.1	0.1	0.04	1.10	0.1	0.1
	Cooke¹	Measured	60.3	0.19	24.7	32.5	60.3	0.19	24.7	32.5
		Indicated	39.7	0.09	7.6	9.9	39.7	0.09	7.6	9.9
		Measured + Indicated	100.0	0.15	32.2	42.4	100.0	0.15	32.2	42.4
		Inferred	—	—	—	—	—	—	—	—
Total Measured + Indicated			111.4	0.24	59.1	69.3	111.4	0.24	59.1	69.3
Grand total			111.4	0.24	59.2	69.4	111.4	0.24	59.2	69.4
176% Attributable, managed

Uranium Mineral Resources occur as co-mineralisation within tonnage also reported under the SA gold Mineral
Resources.
The feasibility study (FS) into the exploitation of the uranium in the Cooke dump is progressing well with the FS expected to be delivered by Q4 2025 and a final investment decision expected in 2026.
The Beisa Mineral Resource is reported subject to a pending transaction with Neo Energy Metals, expected to close in early 2026, for the sale of the Beisa uranium asset in exchange for a consideration of ZAR250m in cash and ZAR250m in equity in Neo (40%).
4.3. Europe
4.3.1. Battery metals
4.3.1.1. Keliber lithium development project
•LCE Mineral Resources of 223kt, a year-on-year increase of +6.6%
•LCE Mineral Reserves of 248kt, a year-on-year increase of +36.6%

Lithium Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2024					31 Dec 2023
			Attributable				100%	Attributable				100%
LITHIUM	Europe		Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(kt)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)	(kt)
Development	Keliber¹	Measured	0.5	0.58	1.26	15	18	0.4	0.58	1.25	12	15
		Indicated	2.9	0.55	1.19	86	108	3.5	0.56	1.20	103	129
		Measured + Indicated	3.4	0.56	1.20	101	126	3.9	0.56	1.20	115	144
		Inferred	4.5	0.51	1.10	122	153	3.6	0.50	1.07	94	118
Grand total			7.9	0.53	1.14	223	279	7.4	0.53	1.14	209	262

Lithium Mineral Reserves
			31 Dec 2024					31 Dec 2023
			Attributable				100%	Attributable				100%
LITHIUM	Europe		Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Development	Keliber¹	Proven	3.5	0.51	1.09	93	117	3.1	0.48	1.04	80	101
		Probable	6.9	0.42	0.91	155	195	4.6	0.42	0.90	102	127
Grand total Proven + Probable			10.3	0.45	0.97	248	311	7.7	0.44	0.96	182	228
179.82% Attributable, managed
As part of the operational readiness phase at the
Keliber Lithium project, which is currently under
construction, and incorporating the most recent
(2023) update in the Mineral Resource estimate, the
Mineral Reserves estimate has been updated. This
has resulted in a material increase, most notably at
Syvajarvi and Rapasaari, where the life of the open
pits have been extended to 5 and 16 years
respectively (18 years at full production combined).
The increase in Mineral Resource is a consequence
of the inclusion of additional inferred material inside
the new open pit design.
EU Lithium development – Mineral Reserves reconciliation

Factors	LCE (kt)
31 Dec 2023	182
Area inclusions/exclusions	-12
Geological interpretation	38
Economic parameters	41
31 Dec 2024	248

4.4. Australia
4.4.1. Zinc tailings retreatment (part of the circular economy)
4.4.1.1. Century zinc operation (including on-lease in-situ exploration projects)
•Zinc Mineral Resources of 1,252Mlb, unchanged year-on-year
•Zinc Mineral Reserves of 1,218Mlb, a year-on-year decrease of 29.4%

Zinc Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2023					31 Dec 2022
ZINC	Australia		Tonnes	Zinc	Zinc	Lead	Lead	Tonnes	Zinc	Zinc	Lead	Lead
			(Mt)	(%)	(Mlb)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(%)	(Mlb)
Exploration	Century	Measured	1.0	4.80	106	5.40	119	1.0	4.80	106	5.40	119
		Indicated	8.9	5.66	1,111	2.37	465	8.9	5.66	1,111	2.37	465
		Measured + Indicated	9.9	5.58	1,217	2.68	584	9.9	5.58	1,217	2.68	584
		Inferred	0.6	2.67	35	6.17	82	0.6	2.67	35	6.17	82
Grand total			10.5	5.41	1,252	2.88	666	10.5	5.41	1,252	2.88	666

Zinc Mineral Reserves
			31 Dec 2024				31 Dec 2023
			Attributable			100%	Attributable			100%
ZINC	Australia		Tonnes	Zinc	Zinc	Zinc	Tonnes	Zinc	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Operations	Century	Proven	18.7	2.95	1,218	1,218	26.1	3.00	1,726	1,726
		Probable	—	—	—	—	—	—	—	—
Grand total Proven + Probable			18.7	2.95	1,218	1,218	26.1	3.00	1,726	1,726
The year-on-year change in Mineral Reserves were driven by mining depletion of the TSF Mineral Reserves. The
TSF will be depleted by mid-2027, and the Group is studying commercial options to extend the life of the significant fixed infrastructure beyond the tailings mining.
4.4.1.1. Mt Lyell copper project
•Copper Mineral Resources of 1,945Mlb, a year-on-year increase of 20.8%

Copper Mineral Resources
			31 Dec 2024					31 Dec 2023
COPPER	Australia		Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
			(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Exploration	Mt Lyell	Measured	3.7	0.93	77	0.2	0.03	3.7	0.89	73	0.2	0.03
		Indicated	75.1	0.96	1,597	0.3	0.6	51.4	0.91	1,036	0.3	0.4
		Measured + Indicated	78.8	0.96	1,674	0.3	0.6	55.1	0.91	1,108	0.2	0.4
		Inferred	14.2	0.86	271	0.3	0.1	24.3	0.94	501	0.1	0.1
Grand total			93.1	0.95	1,945	0.2	0.7	79.4	0.92	1,609	0.2	0.5
During 2024, the Mineral Resource estimate of the Mt Lyell Copper project was updated, resulting in a material increase in copper and gold Mineral Resources. The feasibility study into reopening the mine is continuing, with an Association for the Advancement of Cost Engineering (AACE) Class 2 study expected to be delivered in Q4
2025, followed by an final investment decision in early 2026.

5.Corporate governance
This Mineral Reserves and Mineral Resources declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration, available in the Group
Mineral Resources and Mineral Reserves Report. The report will be published on 25 April 2025 and will be available at www.sibanyestillwater.com/news-investors/reports/annual/.
The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, exchange rates, operating costs, mining permits, changes in legislation and operating factors.
Sibanye-Stillwater prepares and reports its Mineral Resources and Mineral Reserves in accordance with the
SAMREC Code, the updated Section 12 of the JSE Listings Requirements, and the SEC regulation S-K Sub-part
1300. For non-managed mineral properties, Mineral Resources and Mineral Reserves are in certain cases prepared under different codes, such as JORC and NI-43-101. These codes are closely aligned with SAMREC, and form part of CRIRSCO (Committee for Mineral Reserves International Reporting Standards). Therefore, the
estimates are deemed to be consistent with SAMREC and S-K1300.
Production volumes are reported in metric tonnes (t). By-product metals that do not constitute material contribution to potential revenue flows are typically excluded from the estimates, but are included in the economic assessments.
All financial models used to determine the managed Mineral Reserves are based on current tax regulations as at 31 December 2024. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.
There are Competent Persons (CPs), designated in terms of the respective national reporting codes, who take responsibility for the reporting of Mineral Resources and Mineral Reserves at the respective operations and projects. Corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the Group's lead CP, included below.
The Group has the written confirmation of the lead CP that the information, as disclosed in this report, is compliant with the relevant security exchanges’ listing requirements (Section 12 of the JSE listing requirements,
SAMREC Table 1 and the US SEC SK1300), and that it may be published in the form and context in which it was intended.
For the managed operations, Stephan Stander is the Group Lead CP for Mineral Resources and Mineral
Reserves. Stephan is a registered member of the South African Council for Natural Scientific Professions
(SACNASP 400089/96).
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
EVP: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.
Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.
Ends.

6.Forward looking statements
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995 with respect to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management for future operations, markets for stock and other matters. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s future business prospects, revenues and income, climate change-related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, nickel and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s  new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.
All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “goal”, “vision”, “potential”, “may”, “could”, “believe”,
“aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere;
plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite
Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-
Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit;
changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change; being subject to, and the outcome and consequence of, any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; the ability of Sibanye-
Stillwater to meet its decarbonisation targets, including by diversifying its energy mix with renewable energy projects; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange
Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-
Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance;
Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the
Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2023 Integrated Report and the
Annual Financial Report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and Exchange
Commission on 26 April 2024 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS Measures
The information contained in this document may contain certain non-IFRS measures, including, among others, adjusted EBITDA, AISC, AIC, sustaining capital, Nickel equivalent sustaining cost and average equivalent zinc concentrate price. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this document because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.